UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of SEPTEMBER, 2007.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date: September 30, 2007                   /s/ Douglas Turnbull
     ------------------------------        -------------------------------------
                                           Douglas Turnbull,
                                           President & CEO

                             CENTRASIA MINING CORP.

                        CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2007 AND 2006

DAVIDSON & COMPANY LLP               A Partnership of Incorporated Professionals
--------------------------------------------------------------------------------
                  Chartered Accountants








                                AUDITORS' REPORT



To the Shareholders of
Centrasia Mining Corp.


We have audited the consolidated balance sheets of Centrasia Mining Corp. as at May 31, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.




                                                      /s/ DAVIDSON & COMPANY LLP

Vancouver, Canada                                          Chartered Accountants

September 20, 2007





                          A Member of SC INTERNATIONAL
          1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre,
                         Vancouver, BC, Canada, V7Y 1G6
                   Telephone (604) 687-0947 Fax (604) 687-6172

                             CENTRASIA MINING CORP.
                           CONSOLIDATED BALANCE SHEETS
                                  AS AT MAY 31



                                                      2007             2006
                                                        $                $

                                     ASSETS

CURRENT ASSETS

Cash                                                 3,581,199        1,256,758
Amounts receivable                                      52,025           14,378
Prepaids                                                89,262           36,927
                                                  ------------     ------------
                                                     3,722,486        1,308,063

DEFERRED ACQUISITION COSTS (Note 4)                    403,975                -

EQUIPMENT (Note 5)                                     224,857          142,975

UNPROVEN MINERAL INTERESTS (Note 6)                  1,491,844          803,386
                                                  ------------     ------------
                                                     5,843,162        2,254,424
                                                  ============     ============


                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities               341,115          155,054
                                                  ------------     ------------


                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 8)                               8,490,285        3,490,004

CONTRIBUTED SURPLUS (Note 10)                          625,900          187,435

DEFICIT                                             (3,614,138)      (1,578,069)
                                                  ------------     ------------
                                                     5,502,047        2,099,370
                                                  ------------     ------------
                                                     5,843,162        2,254,424
                                                  ============     ============


NATURE OF OPERATIONS (Note 1)

SUBSEQUENT EVENTS (Note 16)


APPROVED BY THE DIRECTORS

/s/ DOUGLAS TURNBULL  , Director
----------------------
/s/ NICK DEMARE       , Director
----------------------

              The accompanying notes are an integral part of these
                         interim financial statements.

                             CENTRASIA MINING CORP.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                           FOR THE YEARS ENDED MAY 31



                                                      2007             2006
                                                        $                $

EXPENSES

Accounting and administrative                           76,850           62,358
Amortization                                            46,518           14,435
Audit                                                   16,455           36,563
Corporate development                                   92,263           60,655
General exploration                                     23,865                -
Interest on indebtedness                                     -           11,532
Investor relations                                      28,300           16,250
Legal                                                   63,021           93,785
Management fees                                         46,214           67,438
Office                                                 122,561           63,439
Professional fees                                      224,382          151,170
Property due diligence  (Note 7)                        99,242          170,217
Regulatory fees                                         11,942           12,555
Rent                                                    50,706           30,474
Salaries and benefits                                  238,980           75,193
Shareholder costs                                        4,039            1,542
Stock-based compensation (Note 9)                      503,400          137,250
Transfer agent                                          16,326           18,646
Travel                                                 284,729          170,984
                                                  ------------     ------------
                                                     1,949,793        1,194,486
                                                  ------------     ------------
LOSS BEFORE OTHER ITEMS                             (1,949,793)      (1,194,486)
                                                  ------------     ------------
OTHER ITEMS

Interest and other income                               42,993           19,455
Foreign exchange                                       (76,908)         (31,636)
Write-off of unproven mineral
     interests (Note 6(b))                             (52,361)               -
                                                  ------------     ------------
                                                       (86,276)         (12,181)
                                                  ------------     ------------
LOSS FOR THE YEAR                                  (2,036,069)       (1,206,667)
                                                  ============     ============


BASIC AND DILUTED LOSS PER COMMON SHARE                 $(0.10)          $(0.10)
                                                  ============     ============

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING                           19,576,880       12,518,011
                                                  ============     ============


              The accompanying notes are an integral part of these
                         interim financial statements.

                             CENTRASIA MINING CORP.
                       CONSOLIDATED STATEMENTS OF DEFICIT
                           FOR THE YEARS ENDED MAY 31



                                                      2007             2006
                                                        $                $

DEFICIT - BEGINNING OF YEAR                         (1,578,069)        (237,369)

Net liabilities assumed at time of
     recapitalization (Note 3)                               -         (134,033)
                                                  ------------     ------------
                                                    (1,578,069)        (371,402)
LOSS FOR THE YEAR                                   (2,036,069)      (1,206,667)
                                                  ------------     ------------
DEFICIT - END OF YEAR                               (3,614,138)      (1,578,069)
                                                  ============     ============



















              The accompanying notes are an integral part of these
                         interim financial statements.

                             CENTRASIA MINING CORP.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           FOR THE YEARS ENDED MAY 31



                                                      2007             2006
                                                        $                $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES


Loss for the year                                   (2,036,069)      (1,206,667)
Adjustments for items not involving cash
Amortization                                            46,518           14,435
Write-off of unproven mineral interests                 52,361                -
Property due diligence                                       -          133,164
Stock-based compensation                               503,400          137,250
                                                  ------------     ------------
                                                    (1,433,790)        (921,818)
Decrease (increase) in amounts receivable              (37,647)          10,136
Increase in prepaids                                   (52,335)         (31,674)
Increase in accounts payable and accrued
     liabilities                                        59,145           26,132
                                                  ------------     ------------
                                                    (1,464,627)        (917,224)
                                                  ------------     ------------

INVESTING ACTIVITIES

Additions to equipment                                (128,400)        (147,899)
Additions to unproven mineral interests               (395,319)        (203,988)
Deferred acquisition costs                            (277,059)               -
Advance                                                      -         (133,164)
Cash assumed on recapitalization and acquisition             -          404,139
Amounts incurred or advanced to BMC prior
     to recapitalization                                     -          (93,178)
                                                  ------------     ------------
                                                      (800,778)        (174,090)
                                                  ------------     ------------

FINANCING ACTIVITIES

Issuance of common shares                            4,664,078        2,478,521
Share issue costs                                      (74,232)        (219,443)
Advances and promissory note prior
     to recapitalization                                     -           84,485
Indebtedness                                                 -          (18,125)
                                                  ------------     ------------
                                                     4,589,846        2,325,438
                                                  ------------     ------------
INCREASE IN CASH FOR THE YEAR                        2,324,441        1,234,124

CASH - BEGINNING OF YEAR                             1,256,758           22,634
                                                  ------------     ------------
CASH - END OF YEAR                                   3,581,199        1,256,758
                                                  ============     ============


SUPPLEMENTAL CASH FLOW INFORMATION - Note 15



              The accompanying notes are an integral part of these
                         interim financial statements.

                             CENTRASIA MINING CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2007 AND 2006


1.       NATURE OF OPERATIONS

         The Company's principal business activity is the sourcing, exploration and development of mineral properties in the Kyrgyz Republic and Russia. See also Note 3.

         The Company is in the process of exploring and evaluating its mineral properties. On the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the unproven mineral interests is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production. The amounts shown as unproven mineral interests represent net costs to date, less amounts written off, and do not necessarily represent present or future values.

         These consolidated financial statements have been prepared on a going-concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. While the Company has been successful in securing financings in the past, there can be no assurance that it will be able to do so in the future. Accordingly, it does not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in the consolidated financial statements.

         See also Note 16.


2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and include the accounts of the Company and its wholly-owned subsidiaries, 0724000 B.C. Ltd. ("724 BC"), a company continued into the Province of British Columbia, Magellan Holdings
         (BVI) Corp. ("Magellan Holdings") and Magellan Gold (BVI) Inc. ("Magellan Gold"), both incorporated under the laws of the British Virgin Islands, Centrasia Mining Kazakhstan, a company formed under the laws of the Republic of Kazakhstan and Bulakashu Mining Company Ltd. ("BMC"), a company formed under the laws of the Kyrgyz Republic. Inter-company balances and transactions are eliminated on consolidation.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Significant areas requiring the use of management estimates relate to the estimation of stock-based compensation, the determination of environmental obligations, impairment of mineral claims and deferred exploration expenditures and the related rates of depletion and amortization. Actual results could differ from these estimates.

                             CENTRASIA MINING CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2007 AND 2006



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         UNPROVEN MINERAL INTERESTS

         Acquisition and exploration costs directly relating to unproven mineral interests are deferred until the mineral interests to which they relate is placed into production, sold or abandoned. The deferred costs will be amortized over the life of the orebody following commencement of production or written off if the property is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

         On a periodic basis, management reviews the carrying values of deferred unproven mineral interest acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or interest will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or interest.

         Although the Company has taken steps to verify title to mineral interests in which it has an interest, according to the usual industry standards for the stage of exploration of such interests, these procedures do not guarantee the Company's title. Such interests may be subject to prior agreements or transfers and title may be affected by undetected defects.

         From time to time, the Company acquires or disposes of interests pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral interests costs or recoveries when the payments are made or received.

         EQUIPMENT

         Equipment, which is comprised of mobile and field equipment and office furniture and equipment, are recorded at cost less accumulated amortization calculated using the straight-line method over their estimated useful lives of between three to five years.

         ASSET RETIREMENT OBLIGATIONS

         The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

         Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease to the carrying amount of the liability and the related long-lived assets.

         As at May 31, 2007 and 2006, the Company does not have any significant asset retirement obligations.

                             CENTRASIA MINING CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2007 AND 2006



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         IMPAIRMENT OF LONG-LIVED ASSETS

         Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

         STOCK-BASED COMPENSATION

         Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's stock, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate. The estimated fair value of awards of stock-based compensation are charged to expense as awards vest, with offsetting amounts recognized as contributed surplus.

         TRANSLATION OF FOREIGN CURRENCIES

         Integrated foreign operations are translated using the temporal method. Under this method, the Company translates monetary items at the rate of exchange in effect at the balance sheet date. Non-monetary items are translated at rates in effect during the period in which they were earned or incurred. Revenues and expenses are translated at average rates in effect during the period except for depreciation and amortization which are translated at historical rates. Gains and losses resulting from the fluctuation of foreign exchange rates have been included in the determination of income.

         INCOME TAXES

         Future income tax assets and liabilities are recognized for the estimated future income tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

         LOSS PER SHARE

         Loss per share is computed by dividing loss to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

         COMPARATIVE FIGURES

         Certain comparative figures have been reclassified to conform to the current year's presentation.

                             CENTRASIA MINING CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2007 AND 2006



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         RECENT ACCOUNTING PRONOUNCEMENTS

         CICA Handbook Section 1530: "Comprehensive Income", effective for fiscal years beginning on or after October 1, 2006, establishes standards for reporting comprehensive income, defined as a change in value of net assets that is not due to owner activities, by introducing a new requirement to temporarily present certain gains and losses outside of net income.

         CICA Handbook Section 3251: "Equity", effective for fiscal years beginning on or after October 1, 2006, establishes standards for the presentation of equity and changes in equity during the reporting period.

         CICA Handbook Section 3855: "Financial Instruments - Recognition and Measurement", effective for fiscal years beginning on or after October 1, 2006, establishes standards for the recognition, classification and measurement of financial instruments including the presentation of any resulting gains or losses. Assets classified as available-for-sale securities will have revaluation gains and losses included in other compre-hensive income until these assets are no longer included on the balance sheet.

         CICA Handbook Section 1506: "Accounting Changes" (CICA 1506"), effective for fiscal years beginning on or after January 1, 2007, establishes standards and new disclosures requirements for the reporting of changes in accounting policies and estimates and the reporting of error corrections. CICA1506 clarifies that a change in accounting policy can be made only if it is a requirement under Canadian GAAP or if it provides reliable and more relevant financial statement information. Voluntary changes in accounting policies require retrospective application of prior period financial statements, unless the retrospective effects of the changes are impracticable to determine, in which case the retrospective application may be limited to the assets and liabilities of the earliest period practicable, with a corresponding adjustment made to opening retained earnings.

         The Company will be required to adopt the above new accounting procedures for its fiscal period beginning June 1, 2007. The adoption of these new pronouncements is not expected to have an effect on the Company's financial position or results of operations.


3.       RECAPITALIZATION AND ACQUISITION

         On March 17, 2005, the Company entered into a letter agreement (the "Letter Agreement") with 724 BC and its shareholders (the "724 BC Shareholders"), pursuant to which the Company agreed to purchase all of the issued and outstanding common shares of 724 BC in exchange for common shares of the Company on a one-for-one basis (the "724 BC
         Acquisition"). The terms of the Letter Agreement were finalized by a share purchase agreement (the "Formal Agreement") dated July 25, 2005.

         724 BC's principal asset was an agreement (the "Marsa Option") to acquire all of the issued and outstanding share capital of BMC, from Marsa Gold Corp. ("Marsa"), a privately owned Kyrgyz company. The sole asset of BMC was a license permitting the exploration of an area in the north central part of the Kyrgyz Republic, (the "Bulakashu Gold Property"). The Marsa Option effectively allowed 724 BC to acquire its interest in the Bulakashu Gold Property, as described in Note 6(a). The Company also agreed to assume the share obligations of 724 BC under the Marsa Option upon completion of the 724 BC Acquisition.

         The Company also agreed to assume an aggregate of $400,000 principal of indebtedness and the accrued interest on the indebtedness owed by 724 BC to its creditors (collectively the "724 BC Indebtedness"), for which the Company would issue 1,900,000 units (the "Centrasia Units") to holders of $380,000 of principal, 100,000 common shares to holders of $20,000 of principal and repay the accrued interest in cash.

                             CENTRASIA MINING CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2007 AND 2006



3.       RECAPITALIZATION AND ACQUISITION (continued)

         On September 14, 2005 (the "Effective Date"), the Company completed all of the transactions contemplated under the 724 BC Acquisition and:

         (i) issued 3,700,100 common shares of its capital stock to acquire 724 BC;

         (ii) issued an aggregate of 1,900,000 Centrasia Units and 100,000 common shares of the Company on settlement of the 724 BC Indebtedness, and paid $37,975 of accrued interest on the 724 BC Indebtedness in cash;

         (iii) issued 233,338 common shares in respect of a finder's fee for the 724 BC Acquisition; and

         (iv) issued 200,000 common shares of its capital stock to Marsa under its assumption of 724 BC's share issuance obligations pursuant to the Marsa Option.

         724 BC also acquired effective control of BMC on the Effective Date.

         The completion of the 724 BC Acquisition and issuance of Company shares on purchase of the 724 BC Indebtedness resulted in the former shareholders of 724 BC holding the majority of the combined Company's issued and outstanding common shares. Since this transaction resulted in the former shareholders of 724 BC acquiring control of the Company, the 724 BC Acquisition has been treated for accounting purposes as a recapitalization. In accounting for this transaction:

         (i) 724 BC is deemed to be the purchaser and parent company for accounting purposes. Accordingly, its net assets are included in the interim consolidated balance sheets at their historical book value;

         (ii) control of the net assets of the Company was acquired on the Effective Date. The transaction has been accounted as a purchase of the assets and liabilities of the Company by 724 BC. The assets and liabilities of the Company have been recorded at their fair values, as follows:

                                                                         $

                  Cash                                                  389,631
                  Amounts receivable and prepaids                        15,566
                  Accounts payable and accrued liabilities              (20,715)
                                                                   ------------
                  Net working capital                                   384,482
                  Advances to 724 BC, eliminated on consolidation       109,485
                  Share subscriptions received                         (628,000)
                                                                   ------------
                  Net liabilities assumed                              (134,033)
                                                                   ============

         (iii) the consolidated statements of operations and deficit and cash flows for the year ended May 31, 2006, include 724 BC's results of operations and cash flows for the year ended May 31, 2006, and the Company's results of operations and cash flows from the Effective Date.

                             CENTRASIA MINING CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2007 AND 2006



3.       RECAPITALIZATION AND ACQUISITION (continued)

         On completion of the 724 BC Acquisition 724 BC also acquired effective control of BMC. On the date of the 724 BC Acquisition 724 BC had advanced a total amount of $399,905 towards the Marsa Option. This acquisition was accounted for by the purchase method as summarized below and the results of operations were recorded from the Effective Date. The assets and liabilities of BMC have been recorded at their fair values, as follows:
                                                                         $

         Cash                                                            14,508
         Amounts receivable                                                 201
         Prepaids                                                         7,418
         Accounts payable                                                (1,131)
                                                                   ------------
         Net working capital                                             20,996

         Equipment                                                        9,511
         Unproven mineral interest                                      369,398
                                                                   ------------
         Net assets acquired                                            399,905
                                                                   ============


4.       PROPOSED ACQUISITION

         On May 11, 2007, the Company, Magellan Holdings and Stargate Solutions Ltd. (the "Vendor") entered into a share purchase agreement (the "Share Purchase Agreement") whereby the Company has agreed, subject to regulatory approval, to purchase 100% of the issued and outstanding shares of R.P.I.M. Minerals Ltd., (the "RPIM Acquisition") a Cyprus company incorporated solely to hold a 100% interest in the shares of ZAO Rudprominvest ("RPI"). The consideration payable by the Company to the Vendor under the Share Purchase Agreement is:

         i) an aggregate US $12,500,000, of which US $6,000,000 is payable on closing (the "Closing"), US $5,000,000 is payable on the first anniversary of Closing, and US $1,500,000 is payable on the second anniversary of Closing; and
         ii) issuance of 12,500,000 common shares of the Company to be issued on Closing.

         RPI owns three nickel-copper sulphide properties in Russia.

         The Company has also agreed to pay DBM Capital Partners Ltd. ("DBM") a finder's fee of US $625,000 cash and 625,000 common shares. The share portion of the finder's fee and US $300,000 of the cash fee is payable on Closing. The balance of the cash finder's fee will be payable as the Company makes the balance of the payments for the RPIM Acquisition.

         As at May 31, 2007, the Company has paid a $226,860 (US $200,000) non-refundable deposit to the Vendor, paid $14,257 (US $12,472) in advances to DBM and incurred a total of $162,858 for due diligence and professional fees. These amounts have been recorded by the Company as deferred acquisition costs and will be included in the cost of the acquisition when completed.

         See also Note 16(b).

                             CENTRASIA MINING CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2007 AND 2006



5.       EQUIPMENT
                                                      2007             2006
                                                        $                $

         Mobile and field equipment                    232,532          121,951
         Office furniture and equipment                 53,278           35,459
                                                  ------------     ------------
                                                       285,810          157,410
         Less accumulated amortization                 (60,953)         (14,435)
                                                  ------------     ------------
                                                       224,857          142,975
                                                  ============     ============


6.       UNPROVEN MINERAL INTERESTS

                                                        2007                                         2006
                                     ------------------------------------------   ------------------------------------------
                                      ACQUISITION    EXPLORATION                   ACQUISITION    EXPLORATION
                                         COSTS      EXPENDITURES       TOTAL          COSTS      EXPENDITURES       TOTAL
                                           $              $              $              $              $              $

         Bulakashu Gold Property          853,338        437,687      1,291,025        645,838        133,654        779,492
         Eastern Sary Jaz                  96,000        104,413        200,414              -         23,894         23,894
         Other                                  -            405            405              -              -              -
                                     ------------   ------------   ------------   ------------   ------------   ------------
                                          949,338        542,506      1,491,844        645,838        157,548        803,386
                                    =============   ============   ============   ============   ============   ============

         (a)      Bulakashu Gold Property and Eastern Sary Jaz Property

                  On September 24, 2004 and amended July 8, 2005, the Company entered into the Marsa Option with Marsa whereby Marsa granted an option to the Company to acquire a 100% interest in BMC. BMC's sole assets were its unproven mineral interests located in the Kyrgyz Republic. In November 2005, Marsa arranged for the recording of an exploration license on the Eastern Sary Jaz Property, located in the northeastern region of the Kyrgyz Republic, in BMC.

                  On January 6, 2006, the Company, Magellan Gold, BMC and Marsa entered into an option agreement (the "Bulakashu Option
                  Agreement"), replacing the Marsa Option, whereby BMC transferred its ownership interest in the Bulakashu Gold Property back to Marsa. Marsa then assigned all of its interests to Kantanna Company Limited ("Kantanna"). As a result BMC now holds an option to acquire a 100% interest in the Bulakashu Gold Property from Kantanna under the same terms as contemplated under the Marsa Option, and directly holds the exploration licenses on the Eastern Sary Jaz Property. During fiscal 2007, the Company issued 200,000 common shares, at a fair value of $96,000, to Kantanna as consideration for the Eastern Sary Jaz Property and the transfer of 100% ownership of BMC to the Company.

                  On December 14, 2006, the Bulakashu Option Agreement was modified to extend the timing of certain of the Commitments. In order to exercise the Bulakashu Option Agreement in full, the Company has made cash payments totalling US $120,000 and is required to issue 1,025,000 common shares as well as provide advances to BMC or incur exploration expenditures on the Bulakashu Gold Property (collectively the "Commitments") of US $2,200,000 and $200,000, as follows:

                             CENTRASIA MINING CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2007 AND 2006



6.       UNPROVEN MINERAL INTERESTS (continued)

                                                SHARE
                  DATE                        ISSUANCES                    COMMITMENTS
                                                                   ---------------------------
                                                                       US $             $

                  Signing of agreements                 -               110,000              -
                  Closing of acquisition          200,000(issued)             -              -
                  December 31, 2005                     -                     -        200,000
                  January 2, 2006                 200,000(issued)             -              -
                  December 31, 2006               250,000(issued)       200,000              -
                  December 31, 2007               375,000             1,140,000              -
                  December 31, 2008                     -               750,000              -
                                             ------------          ------------   ------------
                                                1,025,000             2,200,000        200,000
                                             ============          ============   ============

                  Marsa and Kantanna are private corporations owned by a director of the Company.

                  See also Note 16(c).

         (b)      Turgeldy Property

                  On August 25, 2006, the Company entered into a property and option agreement (the "Turgeldy Option") to acquire a 100% interest in all rights and title to the Turgeldy (the "Turgeldy Property"), subject to a 1% net smelter royalty to the optionor. The Turgeldy Property is located immediately north of and is contiguous with the Eastern Sary Jaz Property. Under the terms of the Turgeldy Option the Company has issued 60,000 common shares, at a fair value of $42,000, and had until February 25, 2007, to exercise the Turgeldy Option by payment of US $30,000 and issuance of an additional 90,000 common shares. During fiscal 2007, the Company has withdrawn from the Turgeldy Option and, accordingly, has written-off $52,361 in costs.


7.       PROPERTY DUE DILIGENCE

         During fiscal 2006, the Company actively reviewed potential mineral property acquisitions in Central Asia. In May 2006, the Company entered into a memorandum of understanding with respect to a mineral property in Kazakhstan. The Company advanced $133,164 (US $120,000) under a loan agreement for costs incurred on the property while the Company continued formal negotiations. The Company was unsuccessful in its formal negotiations and, in July 2006, terminated negotiations to acquire the property. During fiscal 2006, the Company wrote-off the $133,164 advance as part of its due diligence costs to reflect the uncertainty of collection of the advance. The Company is actively attempting to seek repayment of the advance.

         During fiscal 2007, the Company incurred additional due diligence costs of $99,242.

                             CENTRASIA MINING CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2007 AND 2006



8.       SHARE CAPITAL

         Authorized - unlimited common shares without par value

         Issued:                                                               2007                          2006
                                                                   ---------------------------   ---------------------------
                                                                     NUMBER OF       AMOUNT        NUMBER OF       AMOUNT
                                                                      SHARES            $           SHARES            $

         Balance, beginning of year                                  16,559,017      3,490,004      3,700,100         23,111
                                                                   ------------   ------------   ------------   ------------
         Adjustment of shares to reflect shares of the
            legal parent at time of recapitalization                          -              -      2,101,523              -

         Issued for cash
            Private placement                                         4,000,000      2,000,000      4,375,000        875,000
            Offering                                                          -              -      3,076,923      2,000,000
            Exercise of options                                          50,000         10,000              -              -
            Exercise of warrants                                      4,674,145      2,523,962        246,603        140,100
            Exercise of agent's option                                  180,718        130,116        126,974         91,421
         Issued for agent's commission                                        -              -        198,556        129,061
         Issued for corporate finance fee                                     -              -        100,000         65,000
         Issued for unproven mineral interests (Note 6)                 510,000        345,500        400,000        230,000
         Issued for indebtedness                                              -              -      2,000,000        400,000
         Issued for finder's fee                                        113,750         56,875        233,338         46,668
         Reallocation from contributed surplus
            on exercise of stock options                                      -         14,750              -              -
         Reallocation from contributed surplus
            on exercise of agent's options                                    -         50,185              -         19,046
                                                                   ------------   ------------   ------------   ------------
                                                                      9,528,613      5,131,388     12,858,917      3,996,296
         Share issue costs incurred on recapitalization                       -              -              -       (233,672)
         Share issue costs on private placement and offering                  -       (131,107)             -       (295,731)
                                                                   ------------   ------------   ------------   ------------
                                                                      9,528,613      5,000,281     12,858,917      3,466,893
                                                                   ------------   ------------   ------------   ------------
         Balance, end of year                                        26,087,630      8,490,285     16,559,017      3,490,004
                                                                   ============   ============   ============   ============

         (a) During fiscal 2007, the Company completed a non-brokered private placement of 4,000,000 units at a price of $0.50 per unit, for gross proceeds of $2,000,000. Each unit comprised one common share and one-half share purchase warrant, with each full warrant entitling the holder to acquire an additional common share at a price of $0.75 per share on or before June 20, 2008.

                  The Company has paid $56,875 in cash and issued 113,750 units, at a fair value of $56,875 as finders' fees. The units issued have the same terms as the units issued under the private placement. The Company also incurred $17,357 costs in legal and filing fees associated with the private placement.

                  2,120,000 units were purchased by a director or a company of which a director is a principal.

                             CENTRASIA MINING CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2007 AND 2006



8.       SHARE CAPITAL (continued)

         (b)      During fiscal 2006, the Company:

                  i) completed the recapitalization with 724 BC and issued 3,700,100 common shares of its share capital for 100% of the issued and outstanding common shares of 724 BC (Note 3);

                  ii) completed a non-brokered private placement and issued 4,375,000 units, for total gross proceeds of $875,000. Each unit comprised one common share of the Company and one warrant, entitling the holder to purchase an additional common share at a price of $0.40 per share on or before September 14, 2007;

                  iii) issued 1,900,000 Centrasia Units and 100,000 common shares of the Company on the settlement of $400,000 of indebtedness. Each Centrasia Unit comprised one common share and one warrant with the same terms as the warrants described in Note 7(b)(ii); and

                  iv) completed a short form offering (the "Offering") of 3,076,923 units, at a price of $0.65 per unit, for $2.0 million gross proceeds. Each unit comprised one common share and one transferable warrant. Two warrants entitled the holder to acquire an additional common share at a price of $0.78 per share on or before April 28, 2007.

                           The Company paid the agent a commission of $150,000, of which $20,939 was paid in cash and $129,061 was paid through the issuance of 198,556 units, a $7,500 administration fee and a corporate finance fee of 100,000 units at a fair value of $65,000. The Company also issued options to the agent entitling it to acquire 307,692 units at a price of $0.72 per unit, for a period of 18 months. The units issued to the agent have the same term as the units issued under the Offering. The fair value of the agent's option have been estimated using the Black-Scholes option pricing model. The assumptions used were: dividend yield - 0%; expected volatility - 79%; a risk-free interest rate of 3.19%; and an expected life of nine months. The value assigned to the agent's option was $69,231.

                           During fiscal 2006, the agent exercised the option to acquire 126,974 units and, in fiscal 2007, exercised the option to acquire the remaining 180,718 units.

         (c) A summary of the number of common shares reserved pursuant to the Company's outstanding warrants at May 31, 2007 and 2006 and the changes for fiscal 2007 and fiscal 2006 is as follows:

                                                                2007                          2006
                                                    ---------------------------   ---------------------------
                                                                     WEIGHTED                      WEIGHTED
                                                                      AVERAGE                       AVERAGE
                                                                     EXERCISE                      EXERCISE
                                                       NUMBER          PRICE         NUMBER          PRICE
                                                                         $                             $

                  Balance, beginning of year           7,779,623        0.48                 -         -
                  Issued                               2,147,234        0.75         8,026,226        0.48
                  Exercised                           (4,674,145)       0.54          (246,603)       0.57
                  Expired                                (26,750)       0.78                 -         -
                                                    ------------                  ------------
                  Balance, end of year                 5,225,962        0.54         7,779,623        0.48
                                                    ============                  ============

                             CENTRASIA MINING CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2007 AND 2006



8.       SHARE CAPITAL (continued)

                  The following table summarizes information about the number of common shares reserved pursuant to the Company's outstanding warrants at May 31, 2007:

                                        EXERCISE
                      NUMBER              PRICE               EXPIRY DATE
                                            $
                     3,186,587             0.40               September 14, 2007
                     2,039,375             0.75               June 20, 2008
                  ------------
                     5,225,962
                  ============

         (d) As at May 31, 2007, an aggregate 3,338,173 common shares were held in escrow in accordance with the rules of the TSX Venture Exchange.

         (e)      See also Note 16.


9.       STOCK OPTIONS AND STOCK-BASED COMPENSATION

         The Company has established a stock option plan (the "Plan") which allows the Company to grant a maximum number of 3,374,000 stock options.

         During fiscal 2007, the Company granted 965,000 (2006 - 2,435,000) stock options to the Company's directors, employees and consultants. The stock options vest over 18 months and the Company recorded compensation expense of $503,400 (2006 - $137,250) on the vested portions.

         The fair value of stock options granted to directors, employees and consultants is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the grants made during fiscal 2007 and 2006:

                                                  2007                 2006

         Risk-free interest rate              3.97% - 4.08%            3.21%
         Estimated volatility                   76% - 82%               79%
         Expected life                           5 years             2.5 years
         Expected dividend yield                   0%                   0%

         The weighted average fair value of stock options granted during the year to the Company's directors, employees and consultants was $0.45 (2006 - $0.10) per share .

         Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

                             CENTRASIA MINING CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2007 AND 2006



9.       STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)

         A summary of the Company's outstanding stock options at May 31, 2007 and 2006 and the changes for fiscal 2007 and 2006 is as follows:

                                                 2007                          2006
                                     ---------------------------   ---------------------------
                                                      WEIGHTED                      WEIGHTED
                                                       AVERAGE                       AVERAGE
                                        OPTIONS       EXERCISE        OPTIONS       EXERCISE
                                      OUTSTANDING       PRICE       OUTSTANDING       PRICE
                                                          $                             $

         Balance, beginning of year     2,435,000        0.22                 -           -
         Granted                          965,000        0.80         2,435,000        0.22
         Exercised                        (50,000)       0.20                 -           -
         Cancelled / Expired             (100,000)       0.79                 -           -
                                     ------------                  ------------
         Balance, end of year           3,250,000        0.38         2,435,000        0.22
                                     ============                  ============

         The Company has also agreed, subject to Company shareholder approval, to grant stock options to certain directors of the Company and consultants to purchase 500,000 common shares, at prices ranging between $0.60 and $1.71 per share, for a term of five years. As at May 31, 2007, the Company has not yet obtained Company shareholder approval.

         The following table summarizes information about the stock options outstanding and exercisable at May 31, 2007:

           NUMBER           NUMBER        EXERCISE
         OUTSTANDING     EXERCISABLE        PRICE            EXPIRY DATE
                                              $

          2,285,000        2,285,000         0.20            September 14, 2010
            200,000          100,000         1.15            February 8, 2011
            100,000           50,000         0.73            February 17, 2011
            665,000          332,500         0.70            September 14, 2011
         ----------       ----------
          3,250,000        2,767,500
         ==========       ==========

         See also Note 16.


10.      CONTRIBUTED SURPLUS

         A summary of the Company's contributed surplus at May 31, 2007 and 2006 and the changes for fiscal 2007 and fiscal 2006 is as follows:

                                                                       2007           2006
                                                                         $              $

         Balance, beginning of year                                     187,435              -

            Stock-based compensation on stock options (Note 9)          503,400        137,250
            Stock-based compensation on agent's option                        -         69,231
            Stock options exercised                                     (14,750)             -
            Agent's options exercised                                   (50,185)       (19,046)
                                                                   ------------   ------------
         Balance, end of year                                           625,900        187,435
                                                                   ============   ============

                             CENTRASIA MINING CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2007 AND 2006



11.      RELATED PARTY TRANSACTIONS

         The Company has incurred fees to its directors and officers or corporations controlled by its directors or officers, as follows:

                                                        2007           2006
                                                          $              $

         Management fees                                  82,975         80,500
         Legal                                            66,393        112,695
         Accounting and administrative                    76,850         86,458
         Professional fees                               183,209        167,592
                                                    ------------   ------------
                                                         409,427        447,245
                                                    ============   ============

         Management fees have either been expensed to operations or capitalized to unproven mineral interests, deferred amounts or share issue costs, based on the nature of the expenditure.

         As at May 31, 2007, $86,758 (2006 - $76,688) remained outstanding and was included in accounts payable and accrued liabilities.

         These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

         See also Notes 6 and 8.


12.      INCOME TAXES

         Future income tax assets and liabilities of the Company as at May 31, 2007 and 2006 are as follows:
                                                        2007           2006
                                                          $              $

         Future income tax assets

         Loss carry forwards                             926,000        476,000
         Other                                           145,000        154,800
                                                    ------------   ------------
                                                       1,071,000        630,800
         Valuation allowance                          (1,071,000)      (630,800)
                                                    ------------   ------------
         Net future income tax asset                           -              -
                                                    ============   ============

         The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes as follows:

                                                        2007           2006
                                                          $              $
         Income tax rate reconciliation

         Combined federal and provincial
            income tax rate                               34.12%         34.12%
                                                    ============   ============

         Expected income tax recovery                    718,500        411,700
         Non-deductible stock-based compensation        (177,600)       (46,800)
         Other                                            21,400         34,200
         Unrecognized benefit of income tax losses      (562,300)      (399,100)
                                                    ------------   ------------
         Actual income tax recovery                            -              -
                                                    ============   ============

                             CENTRASIA MINING CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2007 AND 2006


12.      INCOME TAXES (continued)

         As at May 31, 2007, the Company has non-capital losses of approximately $3.1 million carried forward for Canadian income tax purposes and are available to reduce taxable income of future years. The non-capital losses expire commencing in 2008 through 2027.


13.      SEGMENTED INFORMATION

         The Company operates solely within the mineral exploration industry. The Company's capital assets are located geographically as follows:

                                                 2007                          2006
                                     ---------------------------   ---------------------------
                                                      UNPROVEN                      UNPROVEN
                                                       MINERAL                       MINERAL
                                       EQUIPMENT      INTERESTS      EQUIPMENT      INTERESTS
                                           $              $              $              $

         Canada                             5,120              -          7,912              -
         Kyrgyz Republic                  219,737      1,491,844        135,063        803,386
                                     ------------   ------------   ------------   ------------
                                          224,857      1,491,844        142,975        803,386
                                     ============   ============   ============   ============


14.      FAIR VALUE OF FINANCIAL INSTRUMENTS

         Fair  value   approximates  the  amounts  reflected  in  the  financial
         statements for cash, amounts receivable and accounts payable and accrued liabilities.

         The Company may be subject to currency risk due to the fluctuations of exchange rates between the Canadian dollar and other foreign currencies. However, the Company is not subject to significant interest and credit risks arising from these instruments.


15.      SUPPLEMENTAL CASH FLOW INFORMATION

         Non-cash activities were conducted by the Company during fiscal 2007 and 2006 are as follows:

                                                                                      2007           2006
                                                                                        $              $

         Financing activities

         Common shares issued for subscriptions previously received, mineral
            properties and indebtedness                                                345,500      1,258,000
         Common shares issued for finder's fees, corporate finance fee and
            agent's commission                                                         121,810        240,729
         Contributed surplus for agent's options and warrants                          (64,935)        69,231
         Share issue costs from common shares issued and agent's option                (56,875)      (309,960)
         Indebtedness exchanged for common shares                                            -       (400,000)
         Subscriptions received previously exchanged for common shares                       -       (628,000)
                                                                                  ------------   ------------
                                                                                       345,500        230,000
                                                                                  ============   ============

                             CENTRASIA MINING CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2007 AND 2006



15.      SUPPLEMENTAL CASH FLOW INFORMATION (continued)

                                                                       2007           2006
                                                                         $              $

         Investing activities

         Deferred acquisition costs included in accounts payable       (126,916)            -
         Common shares issued for unproven mineral interests           (345,500)      (230,000)
                                                                   ------------   ------------
                                                                       (472,416)      (230,000)
                                                                   ============   ============
         Operating activity

         Increase in accounts payable and accrued liabilities           126,916              -
                                                                   ============   ============

         Other supplemental cash flow information:

                                                        2007           2006
                                                          $              $

         Interest paid in cash                                 -         37,975
                                                    ============   ============
         Income taxes paid in cash                             -              -
                                                    ============   ============


16.      SUBSEQUENT EVENTS

         (a) On July 10, 2007, the Company completed a brokered private placement of 10,500,000 subscription receipts (the "Subscription Receipts") at $1.20 per Subscription Receipt for gross proceeds of $12,600,000. Each Subscription Receipt was subsequently exchanged, without additional consideration, for one common share of the Company and one-half share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $1.70 per share on or before July 10, 2010. The Company has paid the agents $945,000 cash and issued 840,000 warrants as commission. Each warrant entitles the agents to acquire one common share at a price of $1.50 per share on or before July 24, 2009. The Company also paid a corporate finance fee of 100,000 common shares and issued 100,000 warrants, with each warrant entitling the agent to purchase one common share at a price of $1.70 per share on or before July 10, 2010.

         (b) On July 24, 2007, the Company completed the RPIM Acquisition whereby it completed the initial cash payment of US $6,000,000 and issued 12,500,000 common shares of the Company to the Vendor. In addition, the Company paid the initial finder's fee of US $300,000 and issued 625,000 common shares to DBM.

                  The Company also issued 82,615 common shares to a company controlled by a director of the Company as a bonus for providing a loan of US $500,000 to RPI.

         (c)      On August 17, 2007,  the Company and Kantanna  entered into an amending agreement pursuant to which the Company issued 375,000 common shares of the Company to Kantanna and Kantanna agreed to forego the aggregate US $1,890,000 remaining Commitments to acquire the remaining 62.5% interest in the Bulakashu Gold Property. The Company now owns a 100% interest in the Bulakashu Gold Property.

                             CENTRASIA MINING CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2007 AND 2006



16.      SUBSEQUENT EVENTS (continued)

         (d)      Subsequent to May 31, 2007, the Company:

                  i) granted, subject to shareholder and regulatory approvals, stock options to directors of the Company and consultants to acquire 1,250,000 common shares at a price of $1.20 for a term of five years; and

                  ii) issued 3,236,587 common shares of the Company on the exercise of warrants for proceeds of $1,312,135.

                                                                      SCHEDULE I

                             CENTRASIA MINING CORP.
               CONSOLIDATED SCHEDULE OF UNPROVEN MINERAL INTERESTS
                    FOR THE YEARS ENDED MAY 31, 2007 AND 2006



                                                      2007                                         2006
                               -------------------------------------------------   ------------------------------------
                                              EASTERN                                             EASTERN
                                BULAKASHU    SARY JAZ       OTHER        TOTAL      BULAKASHU    SARY JAZ       TOTAL
                                    $            $            $            $            $            $            $

BALANCE - BEGINNING OF YEAR       779,492       23,894            -      803,386            -            -            -
                               ----------   ----------   ----------   ----------   ----------   ----------   ----------
EXPENDITURES DURING THE YEAR

EXPLORATION COSTS
Consultants                             -            -            -            -        1,644            -        1,644
Drilling                           69,765            -            -       69,765            -            -            -
Exploration site costs              5,801        4,646        1,063       11,510       10,815            -       10,815
Field supplies                      1,370          356           97        1,823          873            -          873
Fuel                               38,358        1,493          443       40,294       12,951            -       12,951
Geological                         16,799        4,380          686       21,865       49,268       23,894       73,162
Geophysics                         42,210            -            -       42,210       13,333            -       13,333
Laboratory and sampling            36,833        7,907        1,510       46,250        9,552            -        9,552
Mapping                             8,188        5,672            -       13,860            -            -            -
Repair and maintenance              3,672            -            -        3,672        1,245            -        1,245
Salaries and benefits              71,200       55,147        6,350      132,697       30,071            -       30,071
Travel                              9,837          919          617       11,373        3,902            -        3,902
                               ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                  304,033       80,520       10,766      395,319      133,654       23,894      157,548
                               ----------   ----------   ----------   ----------   ----------   ----------   ----------
ACQUISITION COSTS
Option payment                          -            -            -            -       46,440            -       46,440
Acquisition of BMC                      -            -            -            -      369,398            -      369,398
Issuance of common shares         207,500       96,000       42,000      345,500      230,000            -      230,000
                               ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                  207,500       96,000       42,000      345,500      645,838            -      645,838
                               ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                  511,533      176,520       52,766      740,819      779,492       23,894      803,386
                               ----------   ----------   ----------   ----------   ----------   ----------   ----------
BALANCE BEFORE WRITE-OFF        1,291,025      200,414       52,766    1,544,205      779,492       23,894      803,386

WRITE-OFF                               -            -      (52,361)     (52,361)           -            -            -
                               ----------   ----------   ----------   ----------   ----------   ----------   ----------
BALANCE - END OF YEAR           1,291,025      200,414          405    1,491,844      779,492       23,894      803,386
                               ==========   ==========   ==========   ==========   ==========   ==========   ==========


                             CENTRASIA MINING CORP.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                         FOR THE YEAR ENDED MAY 31, 2007



BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at September 26, 2007 and should be read in conjunction with the audited consolidated financial statements and the accompanying notes for the years ended May 31, 2007 and 2006, of Centrasia Mining Corp. ("Centrasia" or the "Company"). Those financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at www.sedar.com .

COMPANY OVERVIEW

The Company is a junior mineral exploration company actively engaged in the acquisition, exploration and development of mineral properties located in Kyrgyz Republic and other countries in Central Asia, Eastern Europe and Russia. On September 14, 2005, the Company completed a recapitalization whereby it purchased all of the issued and outstanding common shares of 0724000 B.C. Ltd. ("724 BC") in exchange for common shares of the Company on a one-for-one basis (the "Acquisition").

724 BC's principal asset was an agreement (the "Marsa Option") to acquire all of the issued and outstanding share capital of BMC, from Marsa Gold Corp. ("Marsa"), a privately owned Kyrgyz company. The sole asset of BMC was a license permitting the exploration of an area in the north-central part of the Kyrgyz Republic, covering approximately 240 square kilometres (the "Bulakashu Gold Property"). The Marsa Option effectively allowed 724 BC to acquire its interest in the Bulakashu Gold Property.

The completion of the Acquisition and issuance of Company shares on the purchase of $400,000 of indebtedness of 724 BC resulted in the 724 BC shareholders holding the majority of the combined Company's issued and outstanding common shares. Accordingly, the Acquisition was treated as a reverse takeover and effective September 14, 2005, the financial statements were treated for accounting purposes as a recapitalization. See "Selected Financial Data" for further discussion.

In November 2005, the Company agreed to reorganize its arrangement to acquire its interest in the Bulakashu Gold Property, replacing the Marsa Option, whereby BMC has transferred its ownership interest in Bulakashu Gold Property back to Marsa. Marsa then assigned all of its interests to Kantanna Company Limited ("Kantanna"). Both Marsa and Kantanna are owned by Mr. Oleg Kim, a director of the Company. As a result, BMC now holds an option to acquire a 100% interest in the Bulakashu Gold Property from Kantanna under the same terms as contemplated under the Marsa Option and directly hold the exploration licenses on the Eastern Sary Jaz Property. The Company issued 200,000 common shares to Kantanna as consideration for the Eastern Sary Jaz Property and the transfer of 100% ownership of BMC to the Company. In August of 2007, the Company entered into an amending agreement with Kantanna, pursuant to which Kantanna has agreed to forego the aggregate US$1,890,000 in exploration expenditures for 2007 and 2008, which was one of the requirements for Centrasia to acquire the remaining 62.5% interest in the Bulakashu Property that it had not acquired to date. The other requirement was the issuance of 375,000 shares to the vendor, which Centrasia has now been issued. Thus Centrasia has acquired the remaining 62.5% interest in the Bulakashu Property and now owns the entire Property.

In August 2006, the Company entered into an agreement to acquire a 100% interest in the Turgeldy Property from Eurasian Minerals Inc. ("Eurasian"). Terms of the agreement included an immediate payment to Eurasian of 60,000 common shares of the Company for an option (the "Turgeldy Option") to acquire all rights and title to the Turgeldy exploration license, with Eurasian retaining a 1% Net Smelter Return royalty. The Company had up to six months from the date of signing to exercise the Turgeldy Option by making a cash payment of US $30,000 and issuing an additional 90,000 common shares to Eurasian. In the fall of 2006, Company field crews completed a preliminary mapping and sampling program at Turgeldy. The Company did not feel the results from the sampling program were sufficiently encouraging to warrant the exercise of the Turgeldy option and on February 21, 2007 the Company terminated its option to acquire a 100% interest in the Turgeldy property.

On May 14, 2007 the Company announced that it had signed a share purchase agreement to acquire a 100% interest in the Souker Nickel-Copper deposit, and the Uleeta and Tsaga Nickel-Copper exploration properties (collectively the "Russian Properties") for initial payments of US $6,000,000 and 12,500,000 shares of Centrasia, with cash payments of an additional US $5,000,000 in 2008 and US $1,500,000 in 2009.

On July 24, 2007 the Company announced that it had successfully completed the transaction and acquired a 100% interest in the Russian Properties through the acquisition of a Cyprus-registered company which owns a Russian-registered company which owns the Russian Properties. Centrasia made the initial cash payment of US $6,000,000 and issued 12,500,000 shares of Centrasia to the vendor, Stargate Solutions Limited. An initial finders/success fee of US $300,000 cash plus 625,000 shares has been paid to DBM Capital Partners Ltd. ("DBM"). All of the shares issued for the acquisition and to DBM are subject to an escrow agreement pursuant to which the shares will be released from escrow in the normal course over a period of eighteen months.

On July 10, 2007, Centrasia completed a private placement for $12,600,000 from the sale of 10,500,000 subscription receipts (the "Subscription Receipts") at a price of $1.20 per Subscription Receipt. The Subscription Receipts were then released from escrow and exchanged for the issuance of 10,500,000 common shares of the Company and 5,250,000 transferable share purchase warrants. Each warrant entitles the holder to purchase one common share at a price of $1.70 until July 10, 2010.

The Company currently is a reporting issuer in British Columbia and Alberta. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "CTM", the Frankfurt Stock Exchange Open Market under the trading symbol "C8M" and on the OTCBB under the symbol "CTMHF". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

MANAGEMENT ADDITIONS

On December 6, 2006, Mr. Damien E. Reynolds was appointed to the board of Directors. Mr. Reynolds brings over twenty years of experience in the junior resource sector to the board. He is the Chairman of Buffalo Gold Ltd., and serves as the executive Chairman of Tournigan Gold Corporation, the Chairman of Bayswater Ventures Corp. and Chairman and CEO of Longview Strategies Incorporated.

On March 15, 2007, the Company announced the creation of an advisory board and appointed Mr. Brian McEwen, P. Geol and Mr. Ken Kuchling, P. Eng as its initial members.

Mr. McEwen has over 25 years of mineral exploration and production experience including project management, economic evaluation and mine planning for various mining concerns throughout the world. Mr. McEwen was the former Manager of Mineral Projects for Norwest Corporation. Prior to that, Mr. McEwen consulted for AMEC Inc. as their Manager of Geology for Latin America, and was involved in numerous deposit evaluations including the Spence deposit (BHP Billiton), the Lomas Bayas deposit (Falconbridge), and the Quebrada Blanca deposit (Teck/Cominco). Mr. McEwen is currently the President of Buffalo Gold Ltd. Mr. McEwen is a Professional Geoscientist, registered with the Association of Professional Engineers, Geologists, and Geophysicists of Alberta.

Mr. Kuchling has more than 25 years of mine engineering experience with operating mines and consulting firms. This includes domestic and international assignments in production planning, mine design, scoping, pre-feasibility, feasibility studies, cost estimation, and project management. Mr. Kuchling has a Masters of Mining Engineering from the University of British Columbia (1984) and a Bachelor of Mining Engineering from McGill University (1980). He is a Professional Engineer, registered with the Association of Professional Engineers, Geologists, and Geophysicists of Alberta.

On July 3, 2007, the Company announced that Andre Agapov was appointed to Centrasia's Advisory Board. Mr. Agapov is currently the CEO and founder of Rusoro Mining Ltd. ("Rusoro") and has been involved with Rusoro since 2002. Before founding Rusoro, he held a number of positions in the corporate finance and securities industry. Mr. Agapov began his financial career as a broker at Business Management International, a Moscow based raw materials and commodities trading firm. Between 1993 and 1995, he was General Manager of Olbi
International, at the time the largest Russian trading house/financial institution based in New York. Subsequently, from 1996 to 2002, Mr. Agapov was a Partner at MFC Securities, a financial services company based in London, England. He obtained a degree in Aeronautical Engineering and Economics from the Aviation Institute, Moscow in 1990. Mr. Agapov has significant political and business relationships in Russia.

Also in July, Mr. Oleg Kim, director, assumed the role and responsibilities of Vice President of Operations for Centrasia. Mr. Kim's principal responsibility will be to manage the development of the Company's newly acquired Souker Deposit.

In conjunction with the acquisition of the Russian properties, Mr. Grigory Aleksenko was appointed as a director of the Company. Mr. Aleksenko is the managing partner and cofounder of AGA Management Ltd. AGA Management Ltd., a leading, Moscow based consulting company specializing in Russian financial and mergers and acquisitions ("M&A") markets and played an instrumental role in the acquisition of the Russian Properties as agent for the vendor. He has more than nine years of professional experience in M&A, strategic consulting and restructuring projects for international corporations with Bain & Company (Moscow-Johannesburg-Sydney) and two years as a manager with the investment banking division of Renaissance Capital. Mr. Aleksenko graduated from Moscow State University and has an MBA from the International School of Business, INSEAD.

In August,  2007, the Company  appointed Mr. Leonid Oparin and Mr. Brian McEwen,
P. Geol to the board of directors. Mr. Oparin has over 30 years of mine development and construction experience in Russia after graduating from the Leningrad Mining Institute in 1971, as a mining surveyor. Mr. Oparin is currently the Head of the Mining and Geological department and Advisor to the President of JSC Alrosa. From 1973 to 2002, Mr. Oparin worked for Norilsk Nickel, most recently as head of the Mineral Resources Department and Director of Mining Production Development Projects. During his earlier years with Norilsk, he held positions as Branch Mining Surveyor, Head of the Construction Department and Deputy Head of the Construction Division.

Concurrent with these appointments, the Company accepted the resignations of Messrs. Gregory G. Crowe and Lindsay Bottomer from the board. Both Mr. Crowe and Mr. Bottomer will continue to be involved with the Company in consulting roles.

EXPLORATION UPDATE

Work during the fourth quarter of Fiscal 2007 consisted of the initiation of the 6,000 metre drill program at the Bulakashu Property and field exploration program at the Eastern Sary Jaz Property in Kyrgyzstan. Centrasia's exploration programs are carried out under the supervision of Bill Tafuri, P.Geol., the Company's Vice President of Exploration and a "Qualified Person" for the purposes of NI 43-101. Douglas Turnbull, PGeo., the Company's President, C.E.O. and a "Qualified Person" for the purposes of NI 43-101, has prepared and reviewed the technical information presented in this MD&A.

KYRGYZSTAN

BULAKASHU PROJECT

Exploration work in 2006 largely focused on the Severny Copper-Gold Prospect and the Karabulak Gold Prospect on the Company's Bulakashu Project.

On October 5, 2006, the Company released results from a continuous sequence of 1 metre chip samples collected along a newly constructed drill road at Severny. Of the 81 new sample results from the road cut, four samples assayed greater than
5.0 g/t Au, 32 samples assayed greater than 1.0 g/t Au and 44 of the 81 samples assayed greater than 0.5 g/t Au. Within this series, one mineralized interval assayed 2.27 g/t Au over 48 metres, including 1 metre intervals of 10.5 g/t Au,
7.85 g/t Au, 6.61 g/t Au and 6.64 g/t Au. Copper results from these samples were weakly anomalous with 22 of the 48 samples assaying greater than 100 ppm copper.

A total of 850 samples have been collected and assayed from Severny during the 2006 exploration program. Assays received range from nil to 4.5% Cu and up to
37.7 g/t Au.

During the summer of 2006, a 15 kilometre, dipole-dipole induced polarization ("I.P.") survey was completed over Severny and Karabulak. The interpretation of the results defined a zone of conductivity at Severny that remains open to the north and northeast, approximately 50 to 100 metres from surface. A very strong northwest trending, linear resistivity anomaly was identified on the southwest side of the Severny Prospect area, where surface sampling returned gold values ranging from nil to 37.7 g/t Au over one metre. At Karabulak, the I.P. survey identified a northwest dipping resistivity anomaly coincident with the WSW trending, NNW dipping, silicified quartz stockwork zone exposed on surface. The resistivity anomaly indicates that the quartz stock work zone remains open to the northeast and southwest and is open at depth on the middle and western most lines, suggesting that the quartz stockwork zone exposed on surface extends at least 200 metres down dip. In addition to the I.P. survey, a total of 52 chip samples were collected from the possible extensions to the known surface mineralization at Karabulak, with results ranging from nil to 1.68 g/t Au.

Based on favourable results from the 2006 summer exploration program at Severny and Karabulak, Kichi Too Co., a local drilling and mining contractor, was contracted to complete a 2,000 metre drill program that would test targets, based on surface mineralization and associated IP anomalies. Drilling was originally scheduled to commence at Severny in September. However the arrival of the Kichi Too Co.'s drill rig and crew was delayed until mid-December. Due to the late start, severe winter conditions and avalanche hazards associated with the terrain at Severny, only one of the six proposed drill sites (SV06-01) was completed and the remainder of the proposed drill program was postponed until the spring of 2007.

Drill hole SV06-01 intersected a broad zone of gold mineralization hosted in an alternating sequence of propylitically altered andesite and granodiorite. The mineralized interval returned an average grade of 1.15 g/t gold and anomalous copper mineralization over 50.5 metres. Drill hole SV06-01 is a vertical hole, drilled to a depth of 250 metres and collared within the southeastern portion of a 1arge 1km x 2 km zone of conductivity defined by the I.P. survey completed at Severny in the fall of 2006.

   --------------------------------------------------------------------------
   DRILL HOLE    FROM       TO    INTERVAL(M)      AU (G/T)       CU (PPM)
   --------------------------------------------------------------------------

   SV06-01*       33       83.5      50.5**          1.15           132
   Including      48        52        4.0            5.86           248
   Including      49        50        1.0           11.50           581
   --------------------------------------------------------------------------
   * Subsequent to the release for the results for drill hole SV06-01, the drill hole was re-named SV06-06.
   ** There is insufficient information to determine whether this interval represents true width

Within the mineralized interval reported above, two samples assayed greater than
5.0 g/t Au, 17 samples assayed greater than 1.0 g/t Au and 34 samples assayed greater than 0.50 g/t Au. Several, sporadic intervals (1 - 3 metres) of gold mineralization were also intersected from surface to 33 metres. Assays for these intervals ranged from 0.10 g/t Au to 3.94 g/t Au. Surface chip sampling at Severny last fall returned a mineralized interval of 2.27 g/t Au over 48 metres within silicified andesite along a newly exposed road cut approximately 320 metres east of drill hole SV06-01. The silicified andesite intersected in this trench and in drill hole SV06-01 is similar in appearance to the altered andesite encountered in the previous drilling and trenching at the Karabulak Prospect, 1.2 kilometres to the south.

In February 2007, the Company contracted Dick Fox of Practical Geophysics, Spring Creek Nevada, to provide a detailed, comprehensive interpretation of all ground geophysical data collected to date from the Severny and Karabulak Prospects on the Bulakashu Project. The interpretation was used to finalize drill targets for the summer of 2007. A total of approximately 6,000 metres of drilling has been proposed to test targets at Severny and Karabulak. The Company has contracted EDCO Drilling, a wholly owned subsidiary of TVI Pacific Inc., to provide two core rigs to conduct the year's drill program. Kichi Too Co. was also mobilized to the site with two drill rigs to complete the drilling they were contracted to do last year. They were also contracted to build drill access roads, some of which required drilling and blasting.

During the second week of May, the company initiated its 2007 exploration and drill program on the Bulakashu Property with the opening of the site camp. the arrival of two drill rigs from Kichi Too Co. and commencement of the regional reconnaissance program. Due to delays in receiving all of the permits to operate in Kyrgyzstan the two EDCO diamond drill rigs and drill crews were not in a position to commence drilling as planned on June 1, 2007 and ultimately did not commence drilling until the last week of August Because of this delay the company retained Kichi Too Co. to continue drilling past the amount specified in their contact. Although production from the Kichi Too drills has been slow, it was essential to retain their services until the company was certain the EDCO was going to receive the necessary permits from the Kyrgyz government and thus insure that this year's program would be completed. Since Severny is the highest priority prospect on the property, a decision was made to delay the drilling on Karabulak until 2008 and to complete as much drilling as possible at Severny.

As of the date of this MD&A, the two Kichi Too Co. and two EDCO drill rigs are active on the Bulakashu Project, all of them working at Severny. A total of 3,580 metres in 12 drill holes have now been completed at Severny and the prospect is being systematically drilled at 200 metre centers along NE-SW trending fences designed to test an IP-resistivity anomaly and associated surface gold mineralization identified in the fall of 2006. Hole SV07-07 was drilled to a depth of 296 metres, intersecting sporadic gold mineralization and quartz-sericite-pyrite alteration ("QSP") throughout most of the hole. Hole SV07-08, 200m to the southwest of Hole SV07-07, was drilled to a depth of 501 metres, intersecting strengthening QSP alteration and gold mineralization over wider intervals. Hole SV07-09 was drilled to a depth of 320 metres, under a road cut where a surface rock chip sample returned 48m of 2.27 g/t gold. Hole SV07-09 intersected two distinct, broad zones of gold mineralization and associated intense QSP alteration. The mineralized intervals are separated by post mineral, unaltered andesite dikes. The mineralization and alteration vectors point toward the southwest where last year's rock chip surface sampling encountered gold values ranging from 0.14 g/t up to 37.7 g/t in QSP altered greenstones. The drill holes are not being completed in sequential order, and the table below shows the significant drill intercepts as of September 20, 2007.

--------------------------------------------------------------------------------
HOLE                   AZIMUTH       FROM         TO       INTERVAL       AU
                         DIP       (METRES)    (METRES)    (METRES)      (G/T)
--------------------------------------------------------------------------------

SV07-07                 0/90          54          61           7         1.07
--------------------------------------------------------------------------------
SV07-08                 0/90          34          35           1         6.86
                                     101         118          17         0.53
                                     128         136           8         0.68
                                     151         163          12         0.60
                                     171         177           6         1.20
                                     188         195.4         7         0.74
--------------------------------------------------------------------------------
SV07-09                 0/90           1          44          43         1.49*
     including                         1          12          11         2.46
     including                        17          25          12         2.31

                                      92         149          47         1.38**
     including                        92          97           5         2.80
     including                       100         109           9         2.10
     including                       114         118           4         2.45
     including                       126         133           7         2.36
--------------------------------------------------------------------------------
* Interval contains 4 samples with gold analyses greater than 3.0 g/t Au (8.63, 4.58, 4.47 and 5.19 g/t Au)
** Interval  contains 6 samples  with gold  analyses  greater  than 3.0 g/t Au (
   8.69, 3.69, 3.49, 3.84, 3.67, and 4.26 g/t Au)

In addition to drilling, additional ground magnetic and IP/resistivity geophysical surveys are being conducted in the Bulakashu River basin to the west of Severny where extensions of the Severny structures and alteration halos were found. Preliminary results are encouraging and the pattern of magnetic lows, probably caused by magnetite destruction, are coincident with IP chargeability highs, probably caused by sulfidation, are the same as found at Severny.

RUSSIA

SOUKER PROJECT

On May 14, 2007 the Company announced that it had signed a share purchase agreement to acquire the Russian Properties. The transaction was completed on July 24, 2007. See "Company Overview" for details of the transaction.

As stated below, the Souker Deposit is reported to contain historic Soviet classified C2 and P1 resources which indicate an exploration target ranging from 11 million to as much as 179 million tonnes grading from 0.38% to 0.65% Nickel and from 0.13% to 0.29% Copper, which could contain in excess of 1 billion pounds of Nickel. Investors are cautioned that the potential quantity and grade is conceptual in nature and that there has been insufficient exploration to define a mineral resource. It is uncertain if further exploration will result in the confirmation or discovery of a mineral resource.

Souker is located approximately 180 kilometers west of Murmansk in the Kola Peninsula of northwestern Russia. The main highway from Murmansk to the Norwegian border lies on the north edge of the property. Graded gravel roads give access to the center of the property and there is excellent access to power, water and a local work force. Two Norilsk-owned nickel smelters are located 12 kilometres to the west of the property in the town of Nickel, and 14 kilometres to the east of the property in the town of Zapolyarny.

Nickel-copper mineralization occurs as disseminated sulfides in a sequence of ultramafic flows, intrusives and sediments. The orebody outcrops at surface and has excellent geometry for open pit mining. The Souker Deposit was discovered in 1947 and sporadically drilled from 1950 until 1982. In 1985, a Soviet classified resource was calculated using 0.3%, 0.4%, 0.5% Ni cut off grades to the maximum drilled depth of 1,000 meters. The details of the estimate are tabulated below.

RESULTS OF THE SOVIET RESOURCE CALCULATIONS

--------------------------------------------------------------------------------
                                           AVERAGE GRADE         METAL RESERVES,
 NICKEL       SOVIET          ORE                %                   X1000 T.
CUT OFF      RESOURCE      RESERVES,     ----------------       ----------------
GRADE, %     CATEGORY       X1000T.      NI            CU       NI            CU
--------------------------------------------------------------------------------

  0.3           C2          71,788       0.39        0.13       283.4       92.2
                P1         107,338       0.37        0.14       395.0      151.0
            --------------------------------------------------------------------
               C2+P1       179,126       0.38        0.13       678.4      243.3
--------------------------------------------------------------------------------
  0.4           C2          14,611       0.55        0.22        80.4       32.4
                P1          28,082       0.46        0.20       129.4       54.8
            --------------------------------------------------------------------
               C2+P1        42,693       0.49        0.20       209.8       87.2
--------------------------------------------------------------------------------
  0.5           C2           6,444       0.68        0.28       436         18.2
                P1           4,818       0.63        0.31        30.2       14.8
            --------------------------------------------------------------------
               C2+P1        11,262       0.65        0.29        73.9       31.0


Centrasia cautions investors that the Soviet classified resources are not NI 43-101 compliant and that CIMM and JORC resource categories do not directly conform to, nor recognize the Soviet C2, P1, P2 and P3 resource categories. A Qualified Person as defined by NI 43-101 has not done sufficient work to classify the historical estimates as current mineral resources and the historical estimates should not be relied upon. Centrasia does not consider the historical estimates to be current mineral resources, but it does consider the historic estimates to be a significant indication of the overall mineral potential, as discussed above.

Upon closing of the acquisition of the Deposit, Centrasia implemented a drill program to verify and convert the historic Soviet resource to a NI 43-101 compliant resource. The previous operator had initiated a drill program designed to infill the historic soviet resource on 100 metre centers in order to convert the historic estimate from a C2 to C1 category. The Company will modified this program so that the orebody will be drilled at a spacing sufficient to convert the historic estimate into either CIMM or JORC compliant resource categories by the end of 2007. As of the end of August 2007, a total of 2810 metres of drilling had been completed in 2007 in 25 drill holes. An additional 900 metres is planned to be completed by the end of 2007.

Complete analytical results have be reported from 8 of the 22 completed drill holes to date. The results are encouraging and confirm the historic drill results yielding similar grades in similar zones of the deposit. Assay values in the intervals reported were remarkably consistent and none of the averages were unduly influenced by included, higher grade intervals.

A summary of the significant drill intersections are as follows:

--------------------------------------------------------------------------------
 DRILL              FROM         TO         INTERVAL           NI         CU
  HOLE               (M)         (M)          (M)              (%)        (%)
--------------------------------------------------------------------------------
CP07-01              21          23             2             0.28
--------------------------------------------------------------------------------
CP07-04               2.5       168.5         166             0.31
                     89.5       104.5          15             0.58
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 DRILL              FROM         TO         INTERVAL           NI         CU
  HOLE               (M)         (M)          (M)              (%)        (%)
--------------------------------------------------------------------------------
CP07-05               2.8        24.3          21.5           0.53        0.24
--------------------------------------------------------------------------------
CP07-06              18.5        51.5          22             0.29        0.08
--------------------------------------------------------------------------------
CP07-08              21         204.5         183.5           0.27
--------------------------------------------------------------------------------
CP07-11               0.0        46.5          46.5           0.29        0.06
--------------------------------------------------------------------------------
CP07-12               4.6        48            43.4           0.35
--------------------------------------------------------------------------------
CP07-13               2.2        84.5          81.3           0.27
--------------------------------------------------------------------------------

The mineralized intervals reported above were all associated with disseminated sulphide mineralization (pentlandite, chalcopyrite, and pyrrhotite) within layered, medium to coarse grained peridotite and pyroxenite. The hosting stratigraphy dips variably to the south and although holes have been oriented to intersect the mineralized horizon as optimally as possible, the intervals reported below may not represent true width.

Concurrent with the drilling that is planned for the remainder of 2007, the company will be designing and implementing the necessary work that will be required to complete a scoping study on Souker in the first half of 2008. This work will include environmental baseline studies, and preliminary geotechnical and metallurgical test work. It is estimated that the company will incur expenditures of approximately US $4.0 million by the end of 2007 at Souker.

ULEETA AND TSAGA NICKEL-COPPER EXPLORATION PROPERTIES

The Ulleeta and Tasga Nickel-Copper properties are located in the Kola Peninsula. Centrasia views these projects as promising, early stage Nickel-Copper exploration targets. Both prospects have been covered by Soviet era aeromagnetic surveys which outlined areas of interest. Some limited historic surface sampling has been done. Extensive geochemical surveys, and geophysical surveys, consisting of ground magnetic surveys and IP/resistivity surveys, are now being conducted over each prospect. Preliminary results of the surveys are encouraging and they have outlined potential areas of sulfide mineralization. Additional work on the properties will be proposed after results of this year's geochemical and geophysical surveys are completed and evaluated.

PROPERTY DUE DILIGENCE

During the three months ended May 31, 2007, the Company continued to evaluate potential acquisitions of advanced mineral projects in Central Asia, Russia, and Eastern Europe. Although Russia and Eastern Europe lie outside of primary geographic focus of Central Asia, the Company believes these projects have significant merit and that the expertise of our current exploration team is well suited for these regions. As a result, the Company is actively reviewing these properties and has discussed terms of acquisition with the property vendors. Although the Company maintains a prospective portfolio of exploration projects in Kyrgyzstan and Russia, it will continue to seek opportunities in Central Asia and adjacent regions in order to expand our project portfolio.

SELECTED FINANCIAL DATA

The following selected financial information is derived from the audited annual consolidated financial statements of the Company prepared in accordance with Canadian GAAP.

--------------------------------------------------------------------------------
                                                     YEAR ENDED MAY 31,
                                            ------------------------------------
                                               2007         2006         2005
                                                 $            $            $

OPERATIONS:

Revenues                                           Nil          Nil         Nil
Expenses                                    (1,949,793)  (1,194,486)   (162,633)
Other items                                    (86,276)     (12,181)      1,167
Net income (loss)                           (2,036,069)  (1,206,667)   (161,466)
Basic and diluted earnings (loss) per share      (0.10)       (0.10)      (0.11)
Dividends per share                                Nil          Nil         Nil

BALANCE SHEET:

Working capital (deficiency)                 3,381,371    1,153,009    (495,985)
Total assets                                 5,843,162    2,254,424     335,943
Total long-term liabilities                        Nil          Nil      25,000
--------------------------------------------------------------------------------

The following selected financial information is derived from the unaudited interim consolidated financial statements of the Company prepared in accordance with Canadian GAAP.


                             -------------------------------------------------   -------------------------------------------------
                                                FISCAL 2007                                         FISCAL 2006
                             -------------------------------------------------   -------------------------------------------------
                               MAY 31       FEB 28       NOV 30       AUG 31       MAY 31       FEB 28       NOV 30       AUG 31
                                  $            $            $            $            $            $            $            $
                             ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

OPERATIONS:
Revenues                            Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil
Expenses                       (217,061)    (836,676)    (546,706)    (349,350)    (506,197)    (248,890)    (375,809)     (63,590)
Other Items                     (63,832)     (35,321)       3,504        9,373      (17,079)         561        4,337          Nil
Net income (loss)              (280,893)    (871,997)    (543,202)    (339,977)    (523,276)    (248,329)    (371,472)     (63,590)
Basic and diluted earnings
   (loss) per share               (0.01)       (0.04)       (0.03)       (0.02)       (0.04)       (0.02)       (0.03)       (0.02)
Dividends per share                 Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil

BALANCE SHEET:
Working capital (deficiency)  3,381,371    2,298,846      273,665      770,012    1,153,009    1,601,110    1,912,119     (568,593)
Total assets                  5,843,162    3,971,122    1,832,768    1,892,855    2,254,424    2,535,132    2,516,695      418,679
Total long-term liabilities         Nil          Nil          Nil          Nil          Nil          Nil          Nil      109,160
                             -------------------------------------------------   -------------------------------------------------

RESULTS OF OPERATIONS

Three Months Ended May 31, 2007 Compared to Three Months Ended May 31, 2006

During the three months ended May 31, 2007 (the "2007 Quarter") the Company reported a loss of $280,893, compared to a loss of $523,276 for the three months ended May 31, 2006 (the "2006 Quarter"), a decrease in loss of $242,383. The primary factors for the fluctuation were the decrease in the stock-based compensation of $236,893, offset by an increase in travel expense of $89,725 during the 2007 Quarter and the recording of property due diligence costs of $108,043 in the 2006 Quarter.

Year Ended May 31, 2007 Compared to Year Ended May 31, 2006

During fiscal 2007, the Company recorded a loss of $2,036,069 ($0.10 per share) compared to a loss of $1,206,667 ($0.10 per share) for fiscal 2006, an increase in loss of $829,402. The increase in the loss in fiscal 2007 is mainly attributed to the ongoing corporate costs as a public reporting and TSXV listed company, increased activities in fiscal 2007 due to activities relating to the Company's increased exploration activities of its unproven mineral properties, additional costs of ongoing reviews of and due diligence conducted on potential property acquisitions in Central Asia and Russia and the impact of non-cash stock-based compensation recognition.

General and administrative expenses of $1,949,793 were incurred during fiscal 2007, an increase of $755,307, from $1,194,486 in fiscal 2006. Specific expenses of note during fiscal 2007 are as follows:

     - the Company incurred accounting, management and administrative fees of $76,850 (2006 - $62,358) provided by Chase Management Ltd. ("Chase"), a private company controlled by Mr. Nick DeMare, a director of the Company;

     - the Company incurred legal fees of $63,021 (2006 - $93,785). General legal expenses were incurred in fiscal 2007 mainly for the preparation of the Form 20F, whereas the Company incurred significant legal expenses in fiscal 2006 negotiating the terms of the Acquisition;

     - the Company incurred travel costs of $284,729 (2006 - $170,984) for review of potential properties in Central Asia, Russia and Eastern Europe, numerous Company site visits and the attendance to an investment conference in Frankfurt, Germany;

     - the Company incurred total management fees of $82,975 (2006 - $80,500) to its President, of which $46,214 (2006 - $67,438) has been recorded as management fees and $36,761 (2006 - $13,062) has been capitalized to unproven mineral interests or deferred acquisition costs;

     - expenses such as regulatory fees, shareholder costs and office expenses have increased significantly due to the reporting requirements of a public company;

     - the Company incurred corporate development expenses totalling $92,263 (2006 - $60,655) for a market awareness and promotional campaign and participation in an investment conference in Frankfurt, Germany;

     - the Company paid salaries of $238,980 (2006 - $75,193) for the administrative staff in the mining offices in the Kyrgyz Republic and Kazakhstan;

     - the Company incurred professional fees of $224,382 (2006 - $151,170) mainly for administrative services provided by consultants in the mining offices in the Kyrgyz Republic, Kazakhstan and Canada;

      - the Company incurred property due diligence costs of $99,242 (2006 - $170,217) due to unsuccessful negotiations on a mineral property in Kazakhstan;

     -   recorded   $503,400   (2006  -  $137,250)   in  non-cash   stock  based
         compensation on the vested portions of stock options granted during fiscal 2007.

As the Company is in the exploration stage of investigating and evaluating its unproven mineral interests, it has no revenue. Interest income is generated from cash held with the Company's financial institution. During fiscal 2007, the Company reported interest income of $42,993 compared to $19,455 in fiscal 2006. The increase is attributed to higher levels of cash held during fiscal 2007.

During fiscal 2007, the Company spent $395,319 on exploration activities on its unproven mineral interests mainly on the Bulakashu Property. See "Exploration Update" for further discussion.

During fiscal 2007, the Company completed a non-brokered private placement of 4,000,000 units for gross proceeds of $2,000,000 and issued 4,904,863 common shares on the exercise of stock options, warrants and agent options for gross proceeds of $2,664,078.

FINANCIAL CONDITION / CAPITAL RESOURCES

As at May 31, 2007, the Company had working capital of $3,381,371. Subsequent to May 31, 2007, the Company received approximately $1,312,135 on the exercise of warrants and $12,600,000 on the completion of a private placement for 10,500,000 units. The Company believes that it currently has sufficient financial resources to conduct anticipated exploration programs and meet anticipated corporate administration costs for the upcoming 12 month period. However, exploration activities may change due to ongoing results and recommendations, or the Company may acquire additional properties, which may entail significant funding or exploration commitments. In the event that the occasion arises, the Company may be required to obtain additional financing. The Company has relied solely on equity financing to raise the requisite financial resources. While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financing should the need arise.

RISKS AND UNCERTAINTIES

An investment in Centrasia's common shares is highly speculative and subject to a number of risks and uncertainties. Only those persons who can bear the risk of the entire loss of their investment should consider investing in Centrasia's common shares. An investor should carefully consider the risks described below and the other information filed on www.sedar.com before investing in Centrasia's common shares. The risks described below are not the only ones faced. Additional risks that Centrasia currently believes are immaterial may become important factors that affect Centrasia's business. If any of the following risks occur, or if others occur, Centrasia's business and financial condition could be seriously harmed and investors may lose all of their investment.

No Known Bodies of Commercial Ore

There are no known bodies of commercial ore on Centrasia's properties. The exploration programs undertaken and proposed constitute an exploratory search for ore or programs to qualify identified mineralization as ore reserves or resources. There is no assurance that Centrasia will be successful in its search for ore or in its more advanced programs.

Exploration and Development Risks

Exploration and development risks for the business of exploring for minerals and mining are high. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that exploration programs planned by Centrasia will result in a profitable commercial mining operation.

Title to Properties, Political and Legal Uncertainty

Although Centrasia believes it has exercised commercially reasonable due diligence with respect to determining title to properties it owns or controls, there is no guarantee that title to such mineral property interests will not be challenged or impugned. Centrasia's mineral property interests may be subject to prior unregistered interests and title may be affected by undetected defects. There may be valid challenges to the title of the mineral property interests which, if successful, could impair development and/or operations.

Centrasia's mining exploration activities are affected in varying degrees by political stability and government regulations relating to foreign investment, social unrest, corporate activity and the mining business in each of the Russian Federation and the Kyrgyz Republic. Operations may also be affected in varying degrees by terrorism, military conflict or repression, crime, extreme fluctuations in currency rates and high inflation in Central Asia and the former Soviet Union. The relevant governments have entered into contracts with Centrasia or granted permits or concessions that enable it to conduct operations or development and exploration activities. Notwithstanding these arrangements, Centrasia's ability to conduct operations or exploration and development activities  is  subject  to  renewal  of  permits  or  concessions,  changes  in government regulations or shifts in political attitudes beyond Centrasia's control. There can be no assurance that industries deemed of national or strategic importance like mineral production will not be nationalized. Government policy may change to discourage foreign investment, re-nationalization of mining industries may occur or other government limitations, restrictions or requirements not currently foreseen may be implemented. There can be no assurance that Centrasia's assets will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by any authority or body.

Similarly,  Centrasia's  operations  may  be  affected  in  varying  degrees  by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation, labour legislation, mine safety, and annual fees to maintain mineral properties in good standing. There can be no assurance that the laws in these countries protecting foreign investments will not be amended or abolished or that these existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks described herein.

With respect to Centrasia's Russian properties, the current legal environment in the Russian Federation is characterized by poorly-drafted and inconsistent legislation, gaps where legislation is not yet available, and uncertainty in application due to frequent policy shifts and lack of administrative experience. Russian laws often provide general statements of principles rather than specific guide to operations and government officials may be delegated or exercise broad authority to determine matters of significance to the operations and business of Centrasia. Such authority may be exercised in an unpredictable way and effective appeal processes may not be available. In addition, breaches of Russian law may involve severe penalties and consequences regarded as disproportionate to the offence. Exploration for and extraction of minerals in the Russian Federation is governed by the Law on Subsoil, the Licensing Regulations, the Precious Metals Law and other laws. Given the fact that the legislative scheme and the regulatory bodies governing this scheme are of relatively recent origin, the law has been subject to varying interpretations and inconsistent application. Therefore, it can be difficult to determine with certainty in any given instance the exact nature of legal rights possessed by persons using the subsoil. There are uncertainties in conclusively determining all necessary information about required permits, approvals and licenses, and there is no comprehensive index or system for determining all relevant legislation. As well, the Russian legal system is a civil law system, and legal precedents are not of the same determinative nature as in a common law system. Additionally, officials often interpret regulations in an arbitrary or unpredictable way, and this extends to most areas of regulation. There can be no assurance that Centrasia has complied with all applicable laws or obtained all necessary approvals in Russia. There can be no assurance that laws, orders, rules, regulations and other Russian legislation currently relating to Centrasia's investment in the Russian Federation will not be altered, in whole or in part, or that a Russian court or other authority will not interpret existing Russian legislation, whether retroactively or otherwise, in such a way that would have an adverse impact on Centrasia. In general, there remains great uncertainty as to the extent to which Russian parties and entities, particularly governmental agencies, will be prepared to respect the contractual and other rights of the non-Russian parties with which they deal and also as to the extent to which the rule of law has taken hold and will be upheld in the Russian Federation. Procedures for the protection of rights, such as the taking of security, the enforcement of claims and proceedings for injunctive relief or to obtain damages are still relatively undeveloped in the Russian Federation. Accordingly, there may be greater difficulty and uncertainty in respect of Centrasia's abilities to protect and enforce its rights (including contractual rights). There can be no assurance that this will not have a material adverse effect upon Centrasia.

Russian corporate law is not extensively developed and is still very much evolving from the former Soviet times. There are corporate law requirements of a technical nature that are not complied with by significant numbers of Russian corporations, which rarely result in action being taken by the authorities. There is a risk, however, of arbitrary action being taken against any of such Russian corporations, including Centrasia's Russian subsidiary, RPI, due to these technical irregularities, and the result of such action could be materially adverse to RPI and the Centrasia. In addition, the Souker Licence confers upon RPI the right to explore, develop and mine the Souker Deposit and the Souker Licence area. As with many Russian mineral properties affected by the transitory nature of the legal system, there are certain issues relating to the Souker Project which may adversely affect RPI's interest. RPI is taking and will continue to take all appropriate steps to protect its interest.

With respect to Centrasia's properties located in the Kyrgyz Republic, this country has experienced political difficulties in recent years including a revolution in March 2005 that resulted in the ouster of the long-time incumbent President. Although the election of a new President and the appointment of a new Prime Minister have brought a measure of stability to the Kyrgyz Republic following the events of March 2005, the political situation in the country continues to evolve. There continues to be a risk of future political instability.

Additional Funding Requirements

Centrasia will require additional financing to continue its operations. There can be no assurance that Centrasia will be able to obtain adequate financing in the future, or that the terms of such financing will be favourable, for further exploration and development of its projects. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development and the property interests of Centrasia with the possible dilution or loss of such interests.

Conflicts of Interest

Certain officers and directors of Centrasia are officers and/or directors of, or are associated with or have significant shareholdings in, other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors are required by law, however, to act honestly and in good faith with a view to the best interests of Centrasia and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with Centrasia and to abstain from voting as a director for the approval of any such transaction.

Metal Prices

Metal prices may be unstable. The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of a mineral resource are discovered, a profitable market will exist for the sale of it. Factors beyond the control of Centrasia may affect the marketability of any substances discovered. The price of various metals has experienced significant movements over short periods of time, and is affected by numerous factors beyond the control of Centrasia, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions. There can be no assurance that the price of any metal will be such that any of Centrasia's properties can be mined at a profit.

Environmental and other Regulatory Requirements

Centrasia's current exploration activities are subject to various laws and regulations governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Such exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that Centrasia obtain permits from various governmental agencies. There can be no assurance that all permits which

Centrasia may require for its exploration activities or for the future construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project which Centrasia might undertake.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

Price Fluctuations: Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that fluctuations in price will not occur.

Reliance upon Management

The success of Centrasia depends to a large extent upon its ability to retain the services of its senior management and key personnel. The loss of their services may have a material, adverse effect on Centrasia.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

PROPOSED TRANSACTIONS

The following significant transactions occurred subsequent to May 31, 2007:

a) On July 10, 2007, the Company completed a brokered private placement of 10,500,000 subscription receipts (the "Subscription Receipts") at $1.20 per Subscription Receipt for gross proceeds of $12,600,000. Each Subscription Receipt was subsequently exchanged, without additional consideration, for one common share of the Company and one-half share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $1.70 per share on or before July 10, 2010. The Company has paid the agents $945,000 cash and issued 840,000 warrants as commission. Each warrant entitles the agents to acquire one common share at a price of $1.50 per share on or before July 24, 2009. The Company also paid a corporate finance fee of 100,000 common shares and issued 100,000 warrants, with each warrant entitling the agent to purchase one common share at a price of $1.70 per share on or before July 10, 2010.

b) On July 24, 2007, the Company completed the RPIM Acquisition whereby it completed the initial cash payment of US $6,000,000 and issued 12,500,000 common shares of the Company to the Vendor. In addition, the Company paid the initial finder's fee of US $300,000 and issued 625,000 common shares to DBM.

         The Company also issued 82,615 common shares to a company controlled by a director of the Company as a bonus for providing a loan of US $500,000 to RPI.

c) On August 17, 2007, the Company and Kantanna entered into an amending agreement pursuant to which the Company issued 375,000 common shares of the Company to Kantanna and Kantanna agreed to forego the aggregate US $1,890,000 remaining Commitments to acquire the remaining 62.5% interest in the Bulakashu Gold Property. The Company now owns a 100% interest in the Bulakashu Gold Property.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Note 2 to the May 31, 2007 audited consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

The Company will be required to adopt the new accounting procedures, CICA Handbook Sections 1530, 3251 and 1506, for its fiscal period beginning June 1, 2007. The new pronouncements are included in Note 2 to the May 31, 2007 audited consolidated financial statements. The adoption of the new pronouncements are not expected to have an effect on the Company's financial position or results of operations.

TRANSACTIONS WITH RELATED PARTIES

During fiscal 2007 and 2006, the Company incurred the following costs with a law firm controlled by an officer, private companies related by way of common directors and a director/officer, as follows:
                                                          2007         2006
                                                            $            $

Management fees                                            82,975       80,500
Legal                                                      66,393      112,695
Accounting and administrative                              76,850       86,458
Professional fees                                         183,209      167,592
                                                       ----------   ----------
                                                          409,427      447,245
                                                       ==========   ==========

Management fees have either been expensed to operations or capitalized to unproven mineral interests, deferred amounts or share issue costs, based on the nature of the expenditure.

As at May 31, 2007, $86,758 (2006 - $76,688) remained outstanding and was included in accounts payable and accrued liabilities.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

INVESTOR RELATIONS ACTIVITIES

The Company maintains a website at www.centrasiamining.com and updates it on a continuous basis.

Effective February 8, 2006, the Company retained Accent Marketing Ltd. ("Accent") as its European investor relations representative. Accent's sole remuneration is a stock option granted by the Company to purchase up to 200,000 common shares at $1.15 per share for a period of five years.

Effective September 20, 2006, the Company retained Mr. David Matousek as a corporate advisor for a monthly fee of $3,000. During fiscal 2007 the Company paid a total of $25,800.

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares without par value. As at September 26, 2007, there were 53,506,832 issued and outstanding common shares, 3,250,000 stock options outstanding at exercises prices ranging from $0.20 to $1.15 per share and 8,179,375 warrants outstanding at exercise prices ranging from $0.75 to $1.70 per share. In addition, the Company has granted, subject to shareholder approval, an additional 1,750,000 stock options, at prices ranging from $0.60 to $1.71 per share.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer has concluded that the Company's disclosure controls and procedures, as defined in Multilateral Instrument 52-109
- Certification of Disclosure in Issuer's Annual and Interim Filings ("52-109"), are effective to ensure that the information required to be disclosed in reports that are filed or submitted under Canadian Securities legislation are recorded, processed, summarized and reported within the time period specified in those rules. In conducting the evaluation it has become apparent that management relies upon certain informal procedures and communication, and upon "hands-on" knowledge of senior management. Management intends to formalize certain of its procedures. Due to the small staff, however, the Company will continue to rely on an active Board and management with open lines of communication to maintain the effectiveness of the Company's disclosure controls and procedures. Lapses in the disclosure controls and procedures could occur and/or mistakes could happen. Should such occur, the Company will take whatever steps necessary to minimize the consequences thereof.

INTERNAL CONTROLS AND PROCEDURES OVER FINANCIAL REPORTING

Management is also responsible for the design of the Company's internal control over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. During the process of management's review and evaluation of the design of the Company's internal control over financial reporting, it was determined that certain weaknesses existed in internal controls over financial reporting. As is indicative of many small companies, the lack of segregation of duties and effective risk assessment were identified as areas where weaknesses existed. The existence of these weaknesses is to be compensated for by senior management monitoring which exists. The Company is taking steps to augment and improve the design of procedure and controls impacting these areas of weakness over internal control over financial reporting. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met.

                  FORM 52-109F1 CERTIFICATION OF ANNUAL FILINGS


I, Douglas Turnbull, President & Chief Executive Officer of Centrasia Mining Corp., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Centrasia Mining Corp. (the issuer) for the period ending May 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

         (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:   September 28, 2007

/s/ Douglas Turnbull
-----------------------------------
Douglas Turnbull,
President & Chief Executive Officer

                  FORM 52-109F1 CERTIFICATION OF ANNUAL FILINGS


I, Nick DeMare, Chief Financial Officer of Centrasia Mining Corp., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Centrasia Mining Corp. (the issuer) for the period ending May 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

         (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:   September 28, 2007

/s/ Nick DeMare
-----------------------
Nick DeMare,
Chief Financial Officer